15045518

2/24/15

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43485

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHAPIN DAVIS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Village Square, Suite 200
(No. and Street)

Baltimore	Maryland	21210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leigh Moffit 410-435-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smyth& Ward, P.A.
(Name – *if individual, state last, first, middle name*)

Executive Plaza III,Suite LL5,	Hunt Valley	MD	21031
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD 2/24/15

OATH OR AFFIRMATION

I, R. Bruce Alderman, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chapin Davis, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT, CEO

Title

Notary Public

MY COMMISSION EXPIRES 3/11/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHAPIN DAVIS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

CHAPIN DAVIS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

(Pursuant to Rule 17a-5 of the Securities and Exchange Commission)

for the year ended December 31, 2014

CHAPIN DAVIS, INC.

INDEX

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report

Board of Directors
Chapin Davis, Inc.

We have audited the accompanying financial statements of Chapin Davis, Inc., which comprise the statement of financial condition as of December 31, 2014 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chapin Davis, Inc. as of December 31, 2014 and the results of its operations and its cash flows for

the year then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Smyth & Ward P.A.

Hunt Valley, Maryland
February 2, 2015

CHAPIN DAVIS, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS	
CURRENT ASSETS:	
Cash	$ 245,152
Securities owned:	
Marketable, at market value	16,594
Not readily marketable, at estimated fair value	1,000
Deposits with clearing organization	100,002
Receivable from clearing organization	166,388
Receivable from employees, current portion	43,954
Income tax refunds receivable	43,181
Due from affiliate	2,778
Prepaid expenses	54,467
Total current assets	673,516
Security deposit	6,400
Receivable from employees, less current portion	320,279
Property and equipment:	
Leasehold improvements, at cost less accumulated depreciation of $20,132	141,455
Equipment and furniture, at cost less accumulated depreciation of $213,935	129,226
Total property and equipment	270,681
TOTAL ASSETS	$ 1,270,876
LIABILITIES AND STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 262,657
Obligation under capital lease, current portion	22,593
Assessment agreement, current portion	12,890
Income tax payable	0
Total current liabilities	298,140
LONG-TERM LIABILITIES:	
Obligations under capital lease, less current portion	14,313
Assessment agreement, less current portion	12,322
Deferred income taxes	20,900
Total long term liabilities	47,535
STOCKHOLDERS' EQUITY:	
Common stock, $.10 par value: 200,000 shares authorized; 116,200 shares outstanding	11,620
Paid-in capital	262,076
Retained earnings	651,505
Total stockholders' equity	925,201
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,270,876

The accompanying notes are an integral part of these financial statements.

CHAPIN DAVIS, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2014

Revenues	
Commissions	$ 2,928,799
Principal transactions	266,984
Interest	109,351
Investment advisory fees	1,620,581
Other	696,471
Total revenue	5,622,186
Expenses	
Compensation and benefits	4,562,367
Floor brokerage and clearing fees	278,187
Communications	57,876
Occupancy and equipment rental	461,361
Other	486,798
Total expenses	5,846,589
Loss before income taxes	(224,403)
Benefit from income taxes	(55,565)
Net loss	$ (168,838)

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance, January 1, 2014	$ 11,110	$ 183,017	$ 872,065	$ 1,066,192
Net loss			(168,838)	(168,838)
Issuance of common stock	1,220	91,539	----	92,759
Redemption of common stock	(710)	(12,480)	(51,722)	(64,912)
Balance, December 31, 2014	$ 11,620	$ 262,076	$ 651,505	$ 925,201

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC.
STATEMENT OF CASH FLOW
For the Year Ended December 31, 2014

Cash flows from operating activities:	
Net loss	$ (168,838)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	56,574
Deferred taxes	(32,502)
(Increase) decrease in operating assets:	
Deposits with clearing organization	35
Receivable from clearing organization	60,757
Receivable from employees	67,509
Income tax refunds receivable	(37,144)
Securities owned, net	20,682
Prepaid expenses	1,660
Due from affiliate	(2,778)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	30,137
Income tax payable	(7,600)
Net cash used in operating activities	(11,508)
Cash flows from investing activities:	
Purchase of office equipment	(7,576)
Net cash used in investing activities	(7,576)
Cash flows from financing activities:	
Capital lease	(20,348)
Installment agreement	25,212
Issuance of common stock	92,759
Redemption of common stock	(64,912)
Net cash provided by financing activities	32,711
Net increase in cash	13,627
Cash at January 1, 2014	231,525
Cash at December 31, 2014	$ 245,152
Supplemental cash flow disclosures:	
Cash payments for:	
Interest	$ 7,231
Income taxes	$ 5,981

The accompanying notes are an integral part of these financial statements

CHAPIN DAVIS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

1. Operations of the Company

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in Maryland using the name Patapsco Securities, Inc. on December 12, 1990. On March 22, 1991, the Company acquired the operation of Chapin Davis & Co., via an Asset Purchase Agreement. The Company changed its name from Patapsco Securities, Inc. to Chapin Davis, Inc. in 2008.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment advisory. During 2013, the Company opened an office in Peoria, Illinois and Lewes, Delaware. The Delaware office closed in 2014.

The Company forwards all securities transactions to First Clearing, LLC, which carries and clears such transactions for the Company on a fully disclosed basis. The investment advisory fees are generated from various accounts that can be maintained at First Clearing, LLC or other brokerage firms.

The Statement of Financial Condition was prepared in accordance with generally accepted accounting principles which require management to make assumptions and estimates that affect the amounts and disclosures presented. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies

A. Security Transactions

Commission revenue and expenses are recorded on a settlement date basis which does not differ materially from a trade date basis.

B. Investment Advisory Income

Investment advisory fees are received quarterly and recognized when received.

2. Summary of Significant Accounting Policies - Continued

C. Leasehold improvements and office equipment

Leasehold improvements are recorded at cost - $161,587 less accumulated depreciation of $20,132. Office equipment is recorded at cost - $343,161, net of accumulated depreciation of $213,935 at December 31, 2014. Depreciation of leasehold improvements and office equipment is determined by use of a straight line method over the estimated useful life of the asset.

D. Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as cash in checking and savings accounts. It does not include money market investments or security deposits held as cash.

E. Employee Benefits

Compensated absences are generally taken as earned and do not represent a material amount. Accordingly, the Company has not accrued compensated absences.

F. Related Party

Chapin Davis owns 100% of Chapin Davis Insurance. Several of the registered representatives are licensed to sell both Investment products and Insurance products. The Insurance Company began selling Insurance products in 2014. Commissions from the sale of Insurance products are being recognized by Chapin Davis Insurance. Commissions and applicable payroll taxes are being paid by the Insurance Company. Chapin Davis charges a management fee to Chapin Davis Insurance based on applicable overheard expenses. Chapin Davis charged $31,426 in management fees in 2014.

G. Allowance for Bad Debts

The Company uses the Direct Write-off Method for bad debts. Receivables are charged against income when management determines them to be uncollectible. Potential uncollectible receivables at year end are considered immaterial and therefore, no allowance for doubtful accounts has been established.

H. Advertising

Advertising costs for 2014 were $67,658. These costs are expensed as incurred.

2. Summary of Significant Accounting Policies – Continued

I. Income Taxes

The Company adopted the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under the examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is no longer subject to income tax examination for any years earlier than 2011 for federal and state purposes. Management has performed its evaluation of all other income tax positions taking on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties or interest receivable or payable relating to uncertain income tax provisions in the accompanying financial statements.

From time to time, the Company may be subject to interest and penalties by various taxing authorities. These amounts have historically been insignificant and are classified as other expenses when they occur.

The major portion of deferred income taxes are provided for temporary differences arising from using the straight line depreciation method for financial statement purposes and accelerated methods of depreciation for income taxes and the timing difference for uncollectible receivables between financial statement purposes and income taxes.

3. Investments and Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

3. Investments and Fair Value Measurements – Continued

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in an active market. This level includes common stocks, corporate bonds or mutual funds based on the closing price reported in the active market where the securities are traded.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, inputs that are derived principally from or corroborated by observable market data by correlation, or other means.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Assets and Liabilities Recorded at Fair Value

The Company's assets recorded at fair value include certain investments segregated and on deposit for regulatory purposes, other securities owned and securities available for sale. The Company uses prices obtained from an independent Clearing Firm to measure the fair value of certain investment securities. The Company validates prices received from the Clearing Firm using various methods including comparison to quoted market prices, where available, and review of other relevant market data including implied yields of major categories of securities. The Company does not adjust the prices received from the independent Clearing Firm unless such prices are inconsistent with FASB ASC 820 and result in a material difference in the recorded amounts. At December 31, 2014, the Company did not adjust prices received from the independent Clearing Firm. Liabilities are recorded at amounts that approximate fair value.

The following table presents the Company's fair value hierarchy as of December 31, 2014 for assets and liabilities measured at fair value:

	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at Fair Value
Assets				
Investments segregated and on deposit with clearing organizations	$ 100,002	$ ----	$ ----	$ 100,002
Other securities owned	----	----	1,000	1,000
Securities actively traded	16,594	----	----	16,594
Total assets at fair value	$ 116,596	$ ----	$ 1,000	$ 117,596

4. Pension Plan

The Company has a 401(K) savings-profit sharing plan. Each participating employee may be permitted to contribute a portion of his compensation to the Plan. Within Plan limits, the Company may contribute on behalf of each eligible participant a matching percentage of the participant's contribution. In addition, the Company may make annual contributions on a discretionary basis. The Company did not make a contribution to the Plan for the year ended December 31, 2014.

5. Income Taxes

The Company files a consolidated income tax return with its wholly owned subsidiary Chapin Davis Insurance which has a minimal amount of net loss.

The benefit from income taxes on the statement of income consists of the following:

Current	Federal	$ (7,463)
	State	(15,600)
Deferred	Federal	(30,759)
	State	(1,743)
Total		$ (55,565)

Deferred federal and state tax liabilities as of December 31, 2014 were $18,300 and $2,800, respectively. The major portion of the liabilities is from timing differences between different depreciation methods used for book and tax purposes.

The tax benefit is determined by applying statutory rules to the loss carried back to 2013. The difference in the current portion of the benefits between the Federal and State is because the different treatment in 2013 for Section 179 expense between the Federal and State governments.

As of December 31, 2014 the Company had a federal net operating loss of $116,754 and a state operating loss of $185,360 that can be used to offset future taxable income. These losses will expire in 2034. The Company also had a charitable contributions carryover of $14,346 that will expire in 2019.

The Company recognized no penalties or interest during the year associated with its tax filings.

6. Lease Commitments

The Company leases its offices in Baltimore, Maryland under a non-cancelable operating lease expiring at the end of 2014. The Company has renewed its lease through March 31, 2017. In addition, the Company signed an eight year lease for office space in Peoria, Illinois.

As of December 31, 2014, the aggregate future minimum commitments under these leases are as follows:

	Maryland	Illinois
2015	142,314	58,292
2016	148,021	48,032
2017	38,490	43,659
2018	----	44,944
2019 and thereafter	----	112,941
Total	$ 328,825	$ 307,868

7. Obligations Under Capital Lease

The Company has entered into a capital lease for certain equipment. Obligations under this capital lease have been recorded in the accompanying financial statements at the present value of future minimum lease payments. The capitalized cost and accumulated depreciation of this equipment at December 31, 2014 was $98,465 and $68,926, respectively.

Future minimum payments under the capital lease are as follows:

2015	25,405
2016	14,820
Total future payments	40,225
Less: amount representing interest	3,319
Present value of future payments	$ 36,906

8. Assessment Agreement

The Company has an installment payment plan with the Financial Industry Regulatory Authority to pay an outstanding assessment over a period of 24 months beginning in November 2014 at $1,175.00 per month and ending in October 2016. The Company is paying 6.25% interest on the outstanding balance under this agreement.

As of December 31, 2014 the future commitments under this agreement are as follows:

2015	12,890
2016	12,322
Total	$ 25,212

9. Credit Risk

In the normal course of business, the Company's securities activities through its correspondent broker involve execution, settlement and financing of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, bank depositories or clearing organizations are unable to fulfill contractual obligations.

In accordance with industry practice, the Company records securities transactions executed on behalf of its customers on settlement date which is generally three business days after trade date. The risk of loss on the trade date transactions is identical to the risk inherent in settlement date transactions and relates to the customer's or broker's and dealer's inability to meet the terms of their contracts.

The Company does not have any significant concentration in the value of business with a particular customer, group of customer or product.

The Company has concentrated its credit risk by maintaining deposits in Bank of America and First Clearing, LLC. The deposits in Bank of America may at times exceed amounts covered by the insurance provided by the U .S. Federal Deposit Insurance Company (FDIC). The deposits in First Clearing, LLC may at times exceed amounts covered by insurance provided by the Securities Investment Protection Corporation (SIPC).

The Company has not experienced a loss in such accounts and believes it is not exposed to any significant credit risk to cash.

10. Employee Loans

Several employees of the company have been advanced monies per Company Employment Agreements. At December 31, 2014 there are still three outstanding loans. One loan is to be paid back by a percentage of commissions generated by the employee. The other two loans are scheduled to be repaid over the next three years. At December 31, 2014, the amounts to be paid are as follows:

Year Ended December 31:	
2015	43,954
2016	35,954
2017	25,954
Total for scheduled commitments	105,862
Total via commissions generated	258,371
Total	$ 364,233

11. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that "aggregate indebtedness" shall not exceed 15 times "net capital" as these terms are defined by the Rule.

As of December 31, 2014, the Company's net capital was $180,098 which exceeded the capital requirements of $100,000 by $80,098 and its net capital ratio was 1.92 to 1.

12. Subsequent Events

Management evaluated subsequent events through February 2, 2015, the date the financial statements were available to be issued. Events or transactions occurring after December 31, 2014, but prior to February 2, 2015 that provided additional evidence about conditions that existed at December 31, 2014, have been recognized in the financial statements for the year ended December 31, 2014.

Schedule I

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2014

NET CAPITAL	
Total stockholders' equity	$ 925,201
Deduct:	
Stockholders' equity not allowable for net capital	----
Total stockholders' equity qualified for net capital	925,201
Deductions and/or charges:	
Total non-allowable assets	742,740
Other deductions/charges	17
Total deductions and/or charges	742,757
Net capital before haircuts on securities positions	182,444
Haircuts on Securities	
Trading and investing securities:	
U.S. and state government obligations	----
Corporate obligations	----
Stocks and warrants	14
Other securities	2,332
Undue concentration	----
	2,346
Net capital	$ 180,098

Schedule I (continued)

CHAPIN DAVIS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
as of December 31, 2014

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accounts payable and accrued expenses	$ 262,657
Obligations under capital lease	36,906
Assessment agreement	25,212
Deferred income tax	20,900
Total aggregate indebtedness	$ 345,675

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 100,000
Excess net capital	$ 80,098
Net capital less 120% of minimum dollar net capital requirement	$ 60,098
Ratio: Aggregate indebtedness to net capital	1.92 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

We conclude that there are no material differences between this computation of net capital pursuant of Rule 15c3-1 and the corresponding computation prepared by Chapin Davis, Inc. and included in the Company's unaudited Part II FOCUS Report filing as of the same date.

Schedule II

CHAPIN DAVIS, INC.

RECONCILIATION BETWEEN AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014

There were no material differences between the audited Statement of Financial Condition contained in this report and the unaudited Statement of Financial Condition included in the Company's unaudited FOCUS Report filed as of December 31, 2014.

Schedule III

CHAPIN DAVIS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2014

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

Schedule IV

CHAPIN DAVIS, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

as of December 31, 2014

The Company is exempt from SEC Rule 15c3-3 because it does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company is exempt pursuant to k(2)(ii).

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Chapin Davis, Inc.

In planning and performing our audit of the financial statements of Chapin Davis, Inc., as of and for the year ended December 31, 2014 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hunt Valley, Maryland
February 2, 2015

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

To the Board of Directors of Chapin Davis, Inc.
2 Village Square, Suite 200
Baltimore, Maryland 21210

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Chapin Davis, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Chapin Davis, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Chapin Davis, Inc.'s management is responsible for the Chapin Davis, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Provided the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward P.A.
Hunt Valley, Maryland
February 2, 2015

SMYTH & WARD, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

Executive Plaza III – Suite LL5
Hunt Valley, MD 21031
410-771-8870
FAX 410-771-0844

25 S. Main Street
Shrewsbury, PA 17361
717-235-5525
FAX 717-227-0070

Independent Auditors' Report on Exemption Report
From June 1, 2014 to December 31, 2014
Required Under SEC Rule 17a-5 (d)(1)(i)(C) for a Broker-Dealer
Claiming an Exemption form SEC Rule 15c3-3

To the Board of Directors of
Chapin Davis, Inc.

In planning and performing our audit of the financial statements of Offutt Securities, Inc. as of and for the year ended December 31, 2014 we did review the practices and procedures of the Company. Starting June 1, 2014 the Company is required to acknowledge annually at the end of the fiscal year of the Company to the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. that to the best knowledge and belief that the Company was exempt from Rule 15c3-3 pursuant to the provisions in paragraph (k)(2)(i) of Section 240.17a-5.

In accordance with Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have examined the statements made by the Company required under paragraphs (d)(4)(i) through (iii) of Rule 17a-5 in accordance with standards of the Public Company Accounting Oversight Board. Our consideration was to attest to the statement made by the Company.

This report is intended solely for the use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Smyth & Ward P.A.
Hunt Valley, Maryland
February 2, 2015